February 27, 2026

Timothy Flanagan
Chief Executive Officer
GRAFTECH INTERNATIONAL LTD
982 Keynote Circle
Brooklyn Heights, OH 44131

       Re: GRAFTECH INTERNATIONAL LTD
           Draft Registration Statement on Form S-3
           Submitted February 20, 2026
           CIK No. 0000931148
Dear Timothy Flanagan:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing